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Exhibit 99.3

CONTACT: Kenneth G. Howling
Vice-President, Finance and Corporate Affairs
(905) 286-3000

For Immediate Release:

BIOVAIL DECLARES QUARTERLY DIVIDEND

TORONTO, Canada, August 10, 2006 — Biovail Corporation (NYSE, TSX: BVF) today announced that the Company's Board of Directors has declared a cash dividend of US$0.125 per share payable on September 1, 2006, to shareholders of record at the close of business on August 18, 2006.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company's Web site at www.biovail.com.

For further information, please contact Ken Howling at 905-286-3000 or send inquiries to ir@biovail.com.

Source: Biovail Corporation

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Exhibit 99.3